UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Quantum Fuel Systems Technologies Worldwide, Inc.

(Name of Issuer)

Common Stock, $0.02 par value

(Title of Class of Securities)

74765E109

(CUSIP Number)

Ryan J. York

Davis Wright Tremaine LLP

1201 Third Avenue, Suite 2200

Seattle, WA 98101

(206) 622-3150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74765E109

1	Names of reporting persons Kevin Douglas
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 7,928,191 (1)
	9	Sole dispositive power: 0
	10	Shared dispositive power: 7,928,191 (1)
11	Aggregate amount beneficially owned by each reporting person 7,928,191 (1)
12	Check box if the aggregate amount in Row 11 excludes certain shares (see instructions)
13	Percent of class represented by amount in Row 11 22.1% (2)
14	Type of reporting person (see instructions) IN

(1)	Kevin Douglas and his wife, Michelle Douglas, hold 1,930,825 shares issuable upon conversion of convertible notes exercisable within 60 days and 1,240,451 shares issuable upon conversion of a warrant exercisable within 60 days, jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust which holds 2,896,238 shares issuable upon conversion of convertible notes exercisable within 60 days and 1,860,677 shares issuable upon conversion of a warrant exercisable within 60 days.
(2)	Based on 28,022,639 shares of the Issuer’s common stock outstanding as of November 13, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2015 filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2015.

CUSIP No. 74765E109

1	Names of reporting persons Michelle Douglas
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 7,928,191 (1)
	9	Sole dispositive power: 0
	10	Shared dispositive power: 7,928,191 (1)
11	Aggregate amount beneficially owned by each reporting person 7,928,191 (1)
12	Check box if the aggregate amount in Row 11 excludes certain shares (see instructions)
13	Percent of class represented by amount in Row 11 22.1% (2)
14	Type of reporting person (see instructions) IN

(1)	Kevin Douglas and his wife, Michelle Douglas, hold 1,930,825 shares issuable upon conversion of convertible notes exercisable within 60 days and 1,240,451 shares issuable upon conversion of a warrant exercisable within 60 days, jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust which holds 2,896,238 shares issuable upon conversion of convertible notes exercisable within 60 days and 1,860,677 shares issuable upon conversion of a warrant exercisable within 60 days.
(2)	Based on 28,022,639 shares of the Issuer’s common stock outstanding as of November 13, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2015 filed with the SEC on November 16, 2015.

CUSIP No. 74765E109

1	Names of reporting persons Tim McGaw
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 52,376 (1)
	8	Shared voting power: 0
	9	Sole dispositive power: 52,376 (1)
	10	Shared dispositive power: 0
11	Aggregate amount beneficially owned by each reporting person 52,376 (1)
12	Check box if the aggregate amount in Row 11 excludes certain shares (see instructions)
13	Percent of class represented by amount in Row 11 * (2)
14	Type of reporting person (see instructions) IN

*	Less than one percent.
(1)	Tim McGaw holds 20,987 shares issuable upon conversion of a convertible note exercisable within 60 days, 15,505 shares issuable upon conversion of a warrant exercisable within 60 days, and 1,875 shares issuable upon conversion of stock options exercisable within 60 days.
(2)	Based on 28,022,639 shares of the Issuer’s common stock outstanding as of November 13, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2015 filed with the SEC on November 16, 2015.

CUSIP No. 74765E109

1	Names of reporting persons K&M Douglas Trust (1)
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 3,171,276 (2)
	8	Shared voting power: 0
	9	Sole dispositive power: 3,171,276 (2)
	10	Shared dispositive power: 0
11	Aggregate amount beneficially owned by each reporting person 3,171,276 (2)
12	Check box if the aggregate amount in Row 11 excludes certain shares (see instructions)
13	Percent of class represented by amount in Row 11 10.2% (3)
14	Type of reporting person (see instructions) OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are beneficiaries and co-trustees.
(2)	The K&M Douglas Trust holds 1,930,825 shares issuable upon conversion of convertible notes exercisable within 60 days and 1,240,451 shares issuable upon conversion of a warrant exercisable within 60 days.
(3)	Based on 28,022,639 shares of the Issuer’s common stock outstanding as of November 13, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2015 filed with the SEC on November 16, 2015.

CUSIP No. 74765E109

1	Names of reporting persons James Douglas and Jean Douglas Irrevocable Descendants’ Trust (1)
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 4,756,915 (2)
	8	Shared voting power: 0
	9	Sole dispositive power: 4,756,915 (2)
	10	Shared dispositive power: 0
11	Aggregate amount beneficially owned by each reporting person 4,756,915 (2)
12	Check box if the aggregate amount in Row 11 excludes certain shares (see instructions)
13	Percent of class represented by amount in Row 11 14.5% (3)
14	Type of reporting person (see instructions) OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are co-trustees.
(2)	The James Douglas and Jean Douglas Irrevocable Descendants’ Trust holds 2,896,238 shares issuable upon conversion of convertible notes exercisable within 60 days and 1,860,677 shares issuable upon conversion of a warrant exercisable within 60 days.
(3)	Based on 28,022,639 shares of the Issuer’s common stock outstanding as of November 13, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2015 filed with the SEC on November 16, 2015.

Amendment No. 3 to Schedule 13D

This Amendment No. 3 (“Amendment”) amends and supplements the Schedule 13D filed with the SEC on September 27, 2013, as previously amended by the Schedule 13D/A filed with the SEC on January 17, 2014, and as previously amended by the Schedule 13D/A filed with the SEC on July 2, 2015 (the “Schedule 13D”). Except as set forth in this Amendment, the Schedule 13D remains unchanged. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

The following items of the Schedule 13D are hereby amended as follows:

ITEM 4. PURPOSE OF TRANSACTION

The Filers hereby add the following disclosure to Item 4:

As disclosed in the Schedule 13D, on September 27, 2013, the Issuer entered into the Purchase Agreement with the Filers, pursuant to which the Issuer sold Convertible Notes and Warrants to the Filers. Under the terms of the Purchase Agreement, following the closing of the Transaction, Kevin Douglas had the right to designate one representative to be nominated for election to the Issuer’s board of directors. Mr. Douglas designated Tim McGaw to be nominated for election to the Issuer’s board of directors, and Mr. McGaw was appointed to the Issuer’s board of directors following the closing of the Transaction.

On December 28, 2015, Mr. McGaw submitted a letter of resignation (the “Resignation Letter”) to the Issuer, resigning as a member of the Issuer’s board of directors, effective immediately. Mr. Douglas has reserved his rights under the Purchase Agreement to designate one representative to be nominated for election to the Issuer’s board of directors in the future. At this time, Mr. Douglas has not designated a representative to be nominated for election to the Issuer’s board of directors. The Resignation Letter is attached as Exhibit 7.12 and is incorporated by reference into this Item 4.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Filers hereby add the following disclosure to this Item 6:

See the response under Item 4 above.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

The Filers hereby add the following disclosure to this Item 7:

7.12	Letter of Resignation, dated December 28, 2015, tendered by Tim McGaw to the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 29, 2015	*Kevin Douglas
KEVIN DOUGLAS

Date: December 29, 2015	*Michelle Douglas
MICHELLE DOUGLAS

Date: December 29, 2015	*Tim McGaw
TIM MCGAW

K&M DOUGLAS TRUST

Date: December 29, 2015	*Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

Date: December 29, 2015	*Michelle Douglas
	By:	Michelle Douglas
	Title:	Trustee

JAMES DOUGLAS AND JEAN DOUGLAS IRREVOCABLE DESCENDANTS’ TRUST

Date: December 29, 2015	*Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

Date: December 29, 2015	*Michelle Douglas
	By:	Michelle Douglas
	Title:	Trustee

*Eileen Wheatman

/s/ Eileen Wheatman
By:	Eileen Wheatman
Attorney-in-Fact